December 5, 2016

VIA EDGAR CORRESPONDENCE

Mr. Jeffrey Long

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Response to comments received on the Sarbanes-Oxley review of certain filings for the following funds managed by Viking Fund Management, LLC, a wholly-owned subsidiary of Corridor Investors, LLC (collectively, the “Funds”):

	Funds	Fiscal Year End	File No.

	The Integrity Funds	December 31, 2015	811-07322
Williston Basin/Mid-North America Stock Fund
Integrity Dividend Harvest Fund
Integrity Growth & Income Fund
Integrity High Income Fund

	Viking Mutual Funds	December 31, 2015	811-09277
Viking Tax-Free Fund for Montana
Viking Tax-Free Fund for North Dakota

	Integrity Managed Portfolios	July 29, 2016	811-06153
Kansas Municipal Fund
Nebraska Municipal Fund
Oklahoma Municipal Fund
Maine Municipal Fund
New Hampshire Municipal Fund

Dear Mr. Long:

This letter responds to comments that you provided by telephone on November 30, 2016 to Suzanne Russell of Chapman and Cutler LLP.

The following comments and responses relate to the Funds’ N-CSR filings:

COMMENT 1:

The list set forth under “Portfolio Market Sectors” for the Integrity Dividend Harvest Fund indicates that Consumer Staples account for 30.5% of the Fund’s portfolio holdings. Going forward, where particular sectors account for more than 25% of a Fund’s portfolio holdings, please consider including corresponding risk and principal investment strategy disclosure in the Fund’s prospectus.

RESPONSE:

The corresponding risk and principal investment strategy disclosure noted by the examiner will be considered for inclusion in the Fund’s prospectus.

COMMENT 2:

As a general comment, for all of the Funds going forward, please consider whether the balance sheets, under the heading “Liabilities,” separately set forth amounts payable in accordance with Rule 6-04 of Regulation S-X. (For example, see reference to amounts payable to officers and directors.)

RESPONSE:

Due to the timing of the annual payment to the trustees, there are no liability balances related to officers and directors in the Integrity Funds or Viking Mutual Funds at December year end. For all other periods ended (other than December ended), the Funds will typically have a liability balance related to trustees and it is presented separately in the liability section.

COMMENT 3:

As a general comment, for all of the Funds going forward, please consider whether the expense examples reflect the actual number of days in the most recent fiscal half-year (see Form N-1A, Item 27(d)(1)).

RESPONSE:

Actual number of days will be used going forward.

The following comment and response relate to the Funds’ Form N-SAR filings:

COMMENT 4:

As a general comment, for all of the Funds going forward, please ensure that each series is listed in accordance with Item 7C.

RESPONSE:

When creating the N-SAR using N-SAR 6.1a software provided by the SEC, the resulting Answer File (ANSWER.FIL) will occasionally omit series names for reasons we are unable to explain. The N-SAR 6.1a software displays each series correctly while entering information and the Q&A File (Q&A.FIL) generated lists each series correctly so we are not sure why the Answer File (ANSWER.FIL) does not generate properly. We will review the Answer File for the series information going forward.